

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

December 15, 2009

Mr. David R. Callen
Vice President, Finance and Treasurer, Ethan Allen Interiors, Inc.
Ethan Allen Drive
Danbury, CT 06811

Re: **Ethan Allen Interiors, Inc.**
          Form 10-K for the fiscal year ended June 30, 2009
          Definitive Proxy Statement on Schedule 14A Filed October 15, 2009
          File No. 1-11692

Dear Mr. Callen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Edward M. Kelly, Senior Counsel, at (202) 551-3728, Craig Slivka, Special Counsel, at (202) 551-3729 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief